UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41330

PropertyGuru Group Limited

Paya Lebar Quarter 1

Paya Lebar Link

#12-01/04

Singapore 408533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

PropertyGuru Group Limited (the “Company”) is aware that the Federal Deposit Insurance Corp. has taken control of Silicon Valley Bank (“SVB”).

The Company does not maintain any accounts or have any deposits or securities with SVB, and the Company does not have a borrowing relationship with SVB. The Company has no investments in the securities of SVB.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROPERTYGURU GROUP LIMITED
Date: March 13, 2023	By:	/s/ Hari V. Krishnan
Name: Hari V. Krishnan
Title: Chief Executive Officer and Managing Director